Exhibit 12.1

Ratio of Earnings to Fixed Charges
(amounts in thousands)

	Fiscal Year Ended			May 29, 2005 to April 12,	April 13, 2006 to June 3,	Fiscal Year
	2003	2004	2005	2006	2006	2007
Earnings:
Income (Loss) before Provision for Income Taxes	$113,332	$114,980	$172,251	$150,944	$(36,982)	$(72,624)
Plus: Fixed Charges	39,371	44,445	47,775	42,045	29,223	189,226

	$152,703	$159,425	$220,026	$192,989	$(7,759)	$116,602

Fixed Charges:
Gross Interest Expense	$2,779	$5,863	$7,132	$4,609	$18,093	$134,313
Amortization of Deferred Debt Charges	31	75	98	495	5,283	10,250
Estimate of Interest Expense Within Operating Leases	36,561	38,507	40,545	36,941	5,847	44,663

	$39,371	$44,445	$47,775	$42,045	$29,223	$189,226

Ratio of Earnings to Fixed Charges	3.9x	3.6x	4.6x	4.6x	*	*

*
 Due to losses for the period April 13, 2006 to June 3, 2006 and for the fiscal year ended June 2, 2007, the coverage ratio was less than 1:1. BCFWC must generate additional pretax earnings of $37.0 million and $72.6 million, respectively.